401 Union Street 5th Floor Seattle, WA 98101	206.389.4510 Fenwick.com

October 18, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Sasha Parikh, Angela Connell, Doris Stacey Gama, Tim Buchmiller

Re:	Neoleukin Therapeutics, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed on September 28, 2023

File No. 333-274095

Ladies and Gentlemen:

We are submitting this letter on behalf of Neoleukin Therapeutics, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in the Staff’s letter dated October 10, 2023 (the “Letter”), regarding the Company’s Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-274095) filed on September 28, 2023 (the “Registration Statement”). Concurrently herewith, we are transmitting Amendment No. 2 to the Registration Statement (“Amendment No. 2”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised Amendment No. 2 to update certain other disclosures. Capital terms used and not otherwise defined herein have the same meanings as specified in the Registration Statement.

Prospectus Summary, page 12

1.

We note your response to prior comment 19. Please include disclosure here and in the “Neurogene’s Business” section of the substantive portion of your response that after the phase 1/2 trials, Neurogene may pursue, and the FDA may allow, adaption to integrate a pivotal trial design within a single study as opposed to a separate classic phase 3 trial but caution, however, that regulatory authorities may recommend changes to the study designs for NGN-401 or NGN-101, including the number and size of registrational clinical trials required to be conducted in such programs.

In response to the Staff’s comment, we have revised Amendment No. 2 on pages 13 and 247.

Securities and Exchange Commission

October 18, 2023

The Merger

Background of the Merger, page 107

2.	We note your response to our prior comment 9. As requested by our prior comment, please also include a short description of the criteria used to identify the initial 59 pharmaceutical companies.

In response to the Staff’s comment, we have revised Amendment No. 2 on page 109.

Unaudited Pro Forma Condensed Combined Financial Information

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

Transaction Accounting Adjustments, page 338

3.

In your response you noted that the fair value of Neoleukin’s shares, as a publicly traded company, is more reliably determinable than the fair value of the assets acquired from Neoleukin and that the fair value of net assets acquired would involve a third party valuation using Level 3 fair value inputs. As the assets acquired primarily consists of cash and short-term investments, which use level 1 fair value inputs, it remains unclear to us how you determined that the fair value of the consideration given was more clearly evident and reliably measurable than the fair value of the net assets acquired. In this regard, we note your disclosure on page 333 that “on a pro forma basis, assuming the merger was consummated on June 30, 2023, the fair value of the net assets acquired, including aggregate cash and cash equivalents, short-term investments, and other immaterial monetary assets, totaling approximately $83.4 million.” In contrast, the fair value of the consideration transferred was $46.7 million (prior to consideration of contingent CVRs). Please advise and explain to what you attribute the perceived discount on this reverse asset purchase.

In response to the Staff’s comment, in addition to the monetary assets to be acquired from Neoleukin, other assets such as property and equipment, in-process R&D, including intellectual property, and operating lease right-of-use assets will be acquired, and operating and finance lease liabilities will be assumed. In order to base the fair value of the purchase consideration on the fair value of assets acquired and liabilities assumed, a third-party valuation utilizing Level 2 and 3 inputs, with significant judgments and estimates, would be required for approximately 20% of the net assets (excluding cash, cash equivalents and short-term investments) including certain liabilities assumed. Conversely, the fair value of purchase consideration using Neoleukin’s shares, as a publicly traded company, is measured in totality by readily determinable Level 1 inputs (i.e., quoted prices in an active market) and requires no judgments or estimates, other than the date used for the number of the shares, which will be known at the consummation of the merger. Therefore, we believe that the fair value of the consideration given was more clearly evident and reliably measurable than the fair value of the net assets acquired.

The perceived discount on the reverse asset purchase, as presented in the Unaudited Pro Forma Condensed Combined Financial Information, is due to the following: (i) approximately $20.4 million in Neoleukin’s monetary assets are excluded when determining Neoleukin’s ownership percentage in the surviving company at close. The amount is excluded as part of the Parent Lease Obligation holdback and available for future distributions under the Contingent Value Rights Agreement. The expected ownership percentage at close of 16% for Neoleukin shareholders in the combined company is reflected in the current market price of Neoleukin shares used in calculating the fair value of purchase consideration; and (ii) Neoleukin’s projected net cash at close of $66.0 million, pursuant to the terms of the Merger Agreement, contemplates ongoing cash burn, transaction costs, employee severance and retention obligations, and certain post-close costs associated with winding down Neoleukin’s NL-201 clinical trial which are not reflected in Neoleukin’s Condensed Balance Sheet as of June 30, 2023. Based on the forecasted amount of

Securities and Exchange Commission

October 18, 2023

Neoleukin’s net cash at closing of $66.0 million, the actual discount from the reverse asset purchase is expected to be significantly reduced and not expected to be as large as that depicted in the Unaudited Pro Forma Condensed Combined Financial Information, which is based on Neoleukin’s Condensed Balance Sheet as of June 30, 2023. Additionally, the actual discount at closing is expected to be primarily related to the Parent Lease Obligation holdback which is excluded from the calculation of Neoleukin’s ownership percentage in the combined company at close and available for future distributions under the Contingent Value Rights agreement that is included as contingent consideration.

The Company has added disclosure to Note 3—Preliminary Estimated Purchase Price on page 339 of Amendment No. 2 to clarify its accounting position.

4.

As a related matter, you noted in your response that you used interpretative guidance under Subtopic 323-10 which may require the recognition of the contingent consideration if it relates to the acquisition of an investment that is accounted for under the equity method. As the CVR does not appear to give the investors the ability to exercise significant influence over operating and financial policies of an investee (Neoluekin), it is not clear to us why this interpretive guidance was used. In this regard, as noted in your response, accounting for the CVR under Topic 450 was one of the examples provided in EIFT Issue 09-2. Please tell us your consideration of this guidance in your accounting analysis.

Subtopic 805-50 does not provide any specific guidance on accounting for contingent consideration in an asset acquisition, nor does it provide guidance in a reverse asset acquisition. We determined that ASC 480 was not applicable. As noted in our prior response, we considered if the CVRs require accounting as a derivative under Topic 815 and concluded that all CVRs qualify for a scope exception under Topic 815. Consequently, given the lack of authoritative guidance, we considered the minutes of EITF 09-2. One of the accounting models considered was the guidance in Topic 450, therefore, we considered this guidance to determine if the CVRs met the requirements to be recognized under such guidance. We concluded that payments under the CVRs were not probable, and therefore, a liability would not be recorded under Topic 450. Further, we noted that in the minutes of the September 9-10, 2009, EITF meeting for contingent consideration in an asset acquisition, was the application of Subtopic 323-10, which was put forth as one framework (among others) for the recognition of consideration. Our analogy to this guidance was not intended to indicate that the CVRs give the investors the ability to exercise significant influence over operating and financial policies of an investee (i.e., thereby creating an equity method investment), and we did not view this as a requirement to apply this guidance by analogy. Similar to acquisitions of equity method investments (which this is not), asset acquisitions are accounted for using a cost accumulation model. As such, with reference to the interpretive guidance from Deloitte and KPMG cited in our previous response to the SEC Staff’s comment dated September 28, 2023, the guidance of Subtopic 323-10 may be applied by analogy given that the fair value of the net assets exceeds the fair value of the purchase consideration and implies a material bargain purchase gain. The application of this interpretive guidance ensured we did not recognize a material bargain purchase gain in the Unaudited Pro Forma Condensed Combined Statement of Operations, and rather, the analogy reduced the bargain purchase gain, which we believed was acceptable.

The Company has added disclosure to Note 1—Contingent Value Rights Agreement on page 337 of Amendment No. 2 to clarify its accounting position.

We would be happy to set up a call to discuss any further questions the Staff has on the accounting treatment and transaction details.

* * *

Securities and Exchange Commission

October 18, 2023

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (206) 389-4524, or, in my absence, Julia Forbess at (415) 875-2420, or Chelsea Anderson at (206) 389-4516.

Sincerely,

FENWICK & WEST LLP

/s/ Robert A. Freedman
Robert A. Freedman, Esq.

cc:	Julia Forbess, Esq.

David Michaels, Esq.

Chelsea Anderson, Esq.

Fenwick & West LLP

Donna M. Cochener, Esq., Interim Chief Executive Officer

Neoleukin Therapeutics, Inc.